Exhibit 12.1
Park-Ohio Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Three months ended	Year ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings (loss) before income taxes	$16.1	$50.5	$24.2	$17.2	$(6.0)	$(98.8)
Less capitalized interest	—	—	—	—	—	—
Fixed charges	7.9	31.6	37.6	28.2	27.5	32.7
Earnings (loss) available for fixed charges	24.0	82.1	61.8	45.4	21.5	(66.1)
Fixed charges:
Interest component of rent expense(1)	1.4	5.2	5.4	4.4	4.3	4.8
Interest expense	6.5	26.4	32.2	23.8	23.2	27.9
Interest capitalized	—	—	—	—	—	—
Amortization of deferred financing costs(2)	—	—	—	—	—	—
Total fixed charges	$7.9	$31.6	$37.6	$28.2	$27.5	$32.7
Ratio of earnings to fixed charges	3.0	2.6	1.6	1.6	(3)	(3)

(1) Interest component of rent expense is considered a reasonable approximation of the interest factor.
(2) Included in interest expense
(3) Earnings were inadequate to cover fixed charges for the years ended December 31, 2009 and December 31, 2008 and the coverage deficiency totaled $6.0 million and $98.8 million, respectively.